DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04052898

DEC 16 2004

December 14, 2004

Mr. Show-Mao Chen
Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road
Hong Kong

Act: 1933
Section:
Rule: 902(B)
Public Availability: 12/14/2004

Re: The Taiwan Stock Exchange Corporation
Incoming Letter Dated December 8, 2004

Dear Mr. Chen:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate the Taiwan Stock Exchange Corporation as a "designated offshore securities markets" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate the Taiwan Stock Exchange Corporation.

Pursuant to delegated authority,

Paul M. Dudek
Chief
Office of International Corporate Finance

131390

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

PARTNERS RESIDENT IN HONG KONG
WILLIAM F. BARRON
SHOW-MAO CHEN
JOHN G. CROWLEY

ADMITTED IN NEW YORK

AMERICAN LAWYERS
THE HONG KONG CLUB BUILDING
3A CHATER ROAD
HONG KONG
TELEPHONE (852) 2533 3300
FAX (852) 2533 3388

(852) 2533-3300
WRITER'S DIRECT

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1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

December 8, 2004

Re: **Application for Designation of the Taiwan Stock Exchange as a "Designated Offshore Securities Market"**

Office of International Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, DC 25049

Ladies and Gentlemen:

We are writing to you on behalf of the Taiwan Stock Exchange Corporation (the "**TSEC**") to request that the Commission designate the TSEC, the principal securities market in Taiwan, the Republic of China (the "**ROC**"), as a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S ("**Regulation S**") under the Securities Act of 1933, as amended (the "**Securities Act**"). This designation is being sought in order to permit the resale of securities listed on the TSEC in transactions effected in, on or through the facilities of the TSEC in reliance on the safe harbor from the registration requirements of the Securities Act provided by Rule 904 of Regulation S. All information presented below are provided by the TSEC.

I. Background

Securities Markets in Taiwan

Since its founding in 1961, the TSEC has developed into an established securities market. The number of companies listed on the TSEC grew from 119 in 1983 to 672 as of June 30, 2004. The total market capitalization of companies listed on the TSEC was approximately New Taiwan dollar ("**NT$**") 12.6 trillion (translated into US$374.2 billion using the rate of NT$33.78 to US$1.00; all other convenience translations of New Taiwan dollar amounts in this letter have been made using the same rate) as of June 30, 2004.

Set forth below is certain information relating to the TSEC for or as of the end of the five most recent years.

	1999	2000	2001	2002	2003	As of and for the six months ended June 30, 2004
Number of listed companies	462	531	584	638	669	672
Aggregated market capitalization of listed companies (in billions NT$)	11,804	8,192	10,248	9,095	12,869	12,641
Aggregated market turnover of listed shares (in billions NT$)	29,294	30,527	18,355	21,874	20,333	15,183
Average daily trading volume of listed shares (in millions shares)	2,549	2,328	2,485	3,452	3,685	5,066
Average daily trading value of listed shares (in billions NT$)	111	114	75	89	82	124

The Securities and Futures Bureau (together with its predecessor, the "**SFB**") of the ROC Financial Supervisory Commission (the "**FSC**"), until recently the Securities and Futures Commission, a governmental agency established under the Ministry of Finance of the ROC government[1], is responsible for implementing the ROC Securities and Exchange Law and governmental policies regarding Taiwan's securities markets. All securities offerings to the public are generally required to be approved by or registered with the SFB. The SFB has extensive regulatory authority over public companies: it requires, and establishes standards for, the periodic reporting of financial and operating information by all public companies. Additionally, the SFB has broad regulatory authority over firms conducting securities businesses in Taiwan. Securities firms must be licensed by the SFB and are subject to its continuing supervision.

Until 1961, securities transactions in Taiwan were regulated by the ROC Stock Exchange Law, which was promulgated in 1929. To address the growth of securities transactions in Taiwan, the ROC government promulgated the Rules Regulating Securities Traders in 1961 as a transitional measure and subsequently replaced it with the ROC Securities and Exchange Law in 1968. The ROC Securities and Exchange Law, as amended from time to time, currently governs securities transactions in Taiwan.

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[1] On July 1, 2004, the ROC government established a single regulatory agency, the FSC, to oversee all of Taiwan's financial sectors, including the securities, futures, banking and insurance industries. The FSC was formed by combining the Bureau of Monetary Affairs, Department of Insurance and Securities and Futures Commission of the ROC Ministry of Finance and the Bank Examination Department of the Central Bank of China. The FSC is a cabinet-level agency overseen by a committee consisting of nine commissioners, each appointed directly by the President of the ROC. Following its transition to a department under the FSC, the Securities and Futures Commission changed its name to the Securities and Futures Bureau, while its organization and operations remained essentially unchanged. The FSC adopted four general policy directives for the SFB: (i) to foster the sound development of the capital markets and to encourage fund raising through public offerings of securities; (ii) to improve the operation of the securities and futures markets and to ensure a fair and efficient market environment; (iii) to promote the development of the securities services industries and to facilitate the flow of savings into investment; and (iv) to regulate certified public accountants and to enhance their professional standards.

In 1961, the TSEC, an ROC company limited by shares, was established pursuant to the ROC Securities and Exchange Law and the ROC Company Law for the purpose of promoting investment by enterprises, enhancing economic development, and assisting industrial and commercial enterprises in raising capital in Taiwan. Under the ROC Securities and Exchange Law, the SFB is responsible for overseeing the operations of the TSEC.

The TSEC commenced operations in 1962 and grew slowly through the 1960s. In the 1970s and the early 1980s, the ROC government implemented a number of measures designed to enhance the quality and importance of the ROC securities markets, such as revising the ROC Securities and Exchange Law in order to encourage companies in Taiwan to seek listings on the TSEC. In the mid-1980s and the 1990s, the ROC government instituted additional reforms to improve the operation and governance of the ROC securities markets to international standards. Securities listed on the TSEC have historically been limited to common shares and bonds issued by Taiwan companies. Legislative reforms and the continuing policy of the SFB favoring the liberalization of the securities markets have, however, encouraged innovations. Since the late 1980s, the TSEC has also listed exchangeable bonds, convertible bonds, convertible preferred shares, warrants, mutual funds (including closed end funds and exchange traded funds), bonds issued by international financial institutions and Taiwan depositary receipts, or TDRs, which represent interests in shares of foreign companies. The TSEC derives its operating revenues primarily from handling fees collected on securities trades, market data fees and listing fees, which accounted for 74%, 12% and 7%, respectively, of the total operating revenues of the TSEC for 2003.

The TSEC is the only statutory stock exchange in Taiwan that executes all of its trading transactions on a centralized computer matching system. All trading orders are placed through TSEC-licensed securities firms that have exclusive electronic access to this system. In addition to the TSEC, there are two other organized securities and futures markets in Taiwan, namely the ROC Gre-Tai Securities Market (the "**GTSM**") and the Taiwan Futures Exchange (the "**TAIFEX**"). GTSM-listed securities are traded over the counter through direct negotiations among broker-dealers or, under certain circumstances, through a centralized computer matching system operated by the GTSM. The standards for listing on the GTSM are generally more permissive than on the TSEC. The TAIFEX was established following the promulgation of the Futures Trading Law in 1997 for the trading of a range of index-based futures and options, stock options and interest rate-based products. As with government supervision of the TSEC, the SFB is responsible for overseeing the operations of the GTSM and the TAIFEX. The regulatory regimes that govern the operations of the TSEC, the GTSM and the TAIFEX are substantially similar.

Listing and Reporting Requirements

Both domestic and foreign companies are permitted to list their securities on the TSEC. The SFB has promulgated regulations that would permit foreign issuers to list their equity securities on the TSEC, in the form of shares or TDRs.

To date, five foreign issuers have listed their securities on the TSEC, all in the form of TDRs.

The TSEC has established specific requirements for listing based on criteria such as the following:

- Corporate existence. The company has been established for at least five fiscal years.

- Paid-in capital. The company has paid-in capital of at least NT$600 million.

- Shareholders. The company has no fewer than 1,000 registered shareholders, at least 500 of which hold between 1,000 and 50,000 shares each. These 500 or more shareholders must together hold no less than the lesser of (i) 20% of the outstanding shares of the company and (ii) 10 million shares of the company.

- Profitability. The company did not have an accumulated deficit as of the end of its most recent fiscal year, and each of its operating income and before-tax net income, as a percentage of its paid-in capital, (a) (i) exceeded 6% for each of the company's two most recent fiscal years, or (ii) on average exceeded 6% for its two most recent fiscal years and the company's income for the most recent fiscal year exceeded that for the immediately preceding fiscal year, or (b) exceeded 3% for each of the company's five most recent fiscal years.

In addition, the TSEC applies special listing criteria to technology-based companies, which make allowances for shorter corporate history and lower paid-in capital and profitability, and take into consideration the net worth of the company and new products or technology developed by the company. Set forth below are special listing criteria for technology-based companies:

- Paid-in Capital. The company has paid-in capital of at least NT$300 million.

- New Products/Technology. The company has successfully developed a product or a technology with market potential, and the company has obtained an appraisal opinion from the central government agency in charge of the industry concerned.

- Net Worth. The company's net worth is not less than two-thirds of its paid-in capital for the fiscal year of the listing application and the immediate preceding fiscal year according to the company's (projected) financial report for such year.

The TSEC also applies special listing criteria to "important enterprises involved in national economic reconstruction projects." Set forth below are special listing criteria for such enterprises:

- Paid-in Capital. The company has paid-in capital of at least NT$1 billion.

- Government Ownership. The company is formed under the encouragement of the government and not less than fifty percent of the issued and outstanding shares of the company are held by the ROC government at the central or local levels.

In addition, the TSEC may deny the application of a company that otherwise meets its criteria for listing, if such company has suffered certain recent material adverse changes or lapses in corporate governance or internal control.

Listed companies are required to file their annual, semi-annual and quarterly financial statements with the SFB with a copy to the TSEC and promptly report to the SFB and the TSEC and make public any information that may significantly affect shareholders' interests or securities prices. SFB regulations require that annual and semi-annual financial statements of listed companies be audited by accounting firms accredited by the SFB. The ROC Securities and Exchange Law provides for civil liability for material misrepresentations or omissions made by issuers in such filings and reports.

Trading

The TSEC operates a consolidated limit order book trading system under which only limit orders are accepted. Regular trading hours are 9:00 a.m. to 1:30 p.m., Monday through Friday. Shares of listed companies are sold in round lots of 1,000 shares. Orders of fewer than 1,000 shares are considered odd-lots and orders of more than 500,000 shares are considered block trades. Odd-lot trades must be executed in accordance with the TSEC Regulations Governing Odd-lot Securities Trades, pursuant to which odd-lot trades may only be executed in off-hour trading and only at prices that are 0.5% below the closing prices of the regular trading session. In addition, odd-lot trades are suspended on ex-dividend or ex-right dates, for three trading days immediately preceding such dates, and on the last trading day of any calendar year or lunar calendar year. Block trades must be registered and executed in accordance with the TSEC Regulations Governing Block Securities Trades, pursuant to which block trades may only be executed in off-hour trading and only at the closing prices of the regular trading session. In addition, block trades are suspended on ex-dividend or ex-right dates, the trading day immediately preceding such dates, and on the last trading day of any calendar year or lunar calendar year. For more information relating to regular and off-hour trading on the TSEC, please see "Attribute 6: A System for Exchange of Price Quotation through Common Communications Media – Collection of Market Data" below.

The TSEC sets limits on the range of daily price movements. Fluctuations in the price of stocks traded on the TSEC are currently subject to a limit of 7% above and below the closing price for the preceding trading day (or a reference price set by the TSEC if no such closing price is available, due, for example, to a lack of trading activity). The TSEC's centralized computer matching system automatically rejects any orders exceeding such trading limits. On rare occasions, the FSC (and formerly the ROC Ministry of Finance) may modify such trading limits under extreme market conditions, pursuant to specific authority granted by the ROC Executive Yuan, the executive branch of the ROC government. The most recent such event occurred during a severe earthquake in Taiwan on September 21, 1999, on which date the ROC Ministry of Finance announced a temporary reduction of the lower limit from 7% to 3.5% in order to forestall panic selling.

The TSEC, working with and subject to approval by the SFB, also sets limits on broker commission rates. Currently, a broker may charge commission not exceeding 0.1425% of the transaction amount. Brokers are also required to report their actual commission rates to the TSEC.

A securities transaction tax, currently levied at 0.3% of the transaction price for stocks and 0.1% for bonds, TDRs and other securities, is payable by the seller of securities. Such securities transaction taxes are withheld from the sales proceeds at the time of the transaction giving rise to the tax. The securities transaction tax is collected by the central government and amounts withheld are not retained by the TSEC. The TSEC charges a handling fee collected from both parties to a securities trade in the amount of 0.0065% of trading value payable by each party.

The TSEC Indices

In order to enable investors to monitor overall market performance and the performance of different industrial sectors, the TSEC maintains 28 stock price indices.

The TSEC Capitalization Weighted Stock Index, or TAIEX, is the most widely quoted of all the TSEC indices. The TAIEX covers all listed stocks other than preferred stocks, full-delivery stocks and newly listed stocks. Full-delivery stocks are stocks of certain distressed companies, the trading of which requires the buyer to prepay the purchase price and the seller to pre-deliver the stocks when an order is placed with the securities broker. Newly listed stocks are stocks that have been listed for less than one calendar month. As of June 30, 2004, there were 646 stocks in the TAIEX.

The TSEC Taiwan 50 Index, the first tradable index for the Taiwan market, was created in October 2002 through the collaboration of the TSEC and FTSE International Limited. The TSEC Taiwan 50 Index covers the top 50 listed companies by market capitalization.

The TSEC also has the following industrial group stock indices: Cement, Foods, Plastics, Textiles, Electric Machinery, Electrical Appliance & Cable, Chemicals, Glass & Ceramics, Paper & Pulp, Steel & Iron, Rubber, Automobile, Electronics, Construction, Transportation, Tourism, Finance, Wholesale & Retail and Others.

All TSEC indices are computed and broadcast every minute during trading hours, except that the TSEC Taiwan 50 Index is computed and broadcast every 15 seconds. Index information, along with other market data, is disseminated through securities firms and data vendors and made available to the public through the Market Information System, which is a website maintained by the TSEC. For more information on the Market Information System, see "Attribute 6: A System for Exchange of Price Quotation through Common Communications Media — Collection of Market Data" below. Periodic summaries of the performance of the TSEC indices are also available on the TSEC website.

II. Attributes Identified in Rule 902(b)(2)

Rule 902(b)(2) identifies seven attributes that will be considered by the Commission in determining whether to designate a non-U.S. securities market as a "designated offshore securities market." When adopting Regulation S, the Commission stated that the attributes set forth in Rule 902(b)(2) were not the exclusive factors considered by the Commission in designating foreign markets. The Commission further stated that no single attribute is required and that designations were to be made through the interpretive letter process, based upon consideration of all the facts pertaining to a particular market. See *SEC Release No. 33-6863 (April 24, 1990)*.

As indicated below, we are of the view that the TSEC has each of the attributes listed in Rule 902(b)(2).

Attribute 1: Organization Under Foreign Law

The TSEC was established pursuant to and its operations are principally governed by the ROC Securities and Exchange Law and the ROC Company Law. The ROC Securities and Exchange Law, promulgated in 1968, provides the legal framework for the regulation of the securities markets and the securities industry in Taiwan. The ROC Company Law, promulgated in 1929, provides the legal framework for corporate governance, including such matters as dividend distribution, changes in share capital, and the preemptive, voting and appraisal rights of shareholders.

The TSEC is organized as a company limited by shares and the operations of the TSEC are managed by a board of directors, which appoints the corporate officers:

- Shareholders. The TSEC is organized as a company limited by shares under ROC law. Historically, there were no specific restrictions or requirements in respect of the share ownership of the TSEC in the ROC Securities and Exchange Law, other than that the TSEC was prohibited from issuing bearer shares. However, the ROC Securities and Exchange Law was amended in 2000 to require that, effective January 2001, transferees of shares of the TSEC be limited to securities firms licensed by the SFB, in order to encourage active participation by the securities firms in the operations of the TSEC. In March 2001, pursuant to the authority granted by such amendment, the SFB limited the maximum shareholding of each securities firm in the TSEC to 5%. As of June 21, 2004, TSEC-listed companies (excluding

TSEC-listed securities firms and TSEC-listed banks and companies that are owned by the ROC government), government-owned banks and companies, securities firms, other corporate entities, and individual shareholders held approximately 47%, 22%, 11%, 17% and 2%, respectively, of the outstanding shares of TSEC.

- Directors and supervisors. As a company limited by shares, the TSEC is managed by a board of directors consisting of fifteen directors and three supervisors, of which six directors and one supervisor are appointed by the ROC government. The government seeks to appoint persons with broad knowledge and extensive experience in the securities industry, in order to represent effectively the public interest. Among the government-appointed directors and supervisor, there are four university professors, one attorney of law and one industry leader in information technology. In addition, Mr. Ming-Tai Chen, who is both a director and the president of the TSEC, is also appointed by the government. The remaining directors and supervisors are representatives of the shareholders of the TSEC and are elected by and from among the shareholders. The term of office for directors and supervisors is three years, and they may be re-appointed or re-elected. The directors elect from among themselves the chairman of the board of directors, who presides over meetings of the shareholders and the board of directors. The supervisors elect from among themselves a resident supervisor, who presides over meetings of the supervisors. Supervisors do not participate in meetings of the board of directors, but oversee the management of the TSEC by the board of directors through statutory powers to inspect the books of the TSEC and approve its financial statements.

- Corporate officers. The day-to-day operations of the TSEC are conducted by various committees and departments, each of which is headed by one or more principal corporate officers, who are appointed by the board of directors.

Attribute 2: Association with a Generally Recognized Community of Brokers, Dealers, Banks, or Other Professional Intermediaries with an Established Operating History

Securities transactions in the ROC are conducted by securities firms licensed by the SFB pursuant to the ROC Securities and Exchange Law. As of June 30, 2004, there were 150 securities firms licensed by the SFB in the ROC. To participate in the TSEC, an SFB-licensed securities firm is required to enter into a contract with the TSEC for the use of the centralized securities exchange market. All securities firms participating in the TSEC are subject to regulation by the SFB and the TSEC. As of June 30, 2004, there were 122 licensed securities firms operating on the TSEC. Under the ROC Securities and Exchange Law, securities firms are categorized according to their businesses as underwriters, dealers, brokers or a combination of any or all of the foregoing. Securities underwriters distribute securities for issuers. Securities dealers trade securities for their own account. Securities brokers trade securities for the account of their customers. As of June 30, 2004, of the 122 licensed securities firms operating on the TSEC, 62 were exclusively brokers, 41 were combined underwriters, dealers and brokers and the remaining 19 were either exclusively dealers or engaged in a combination of any two of the three regulated businesses. In addition, of the 122 licensed securities firms, 38 were qualified to offer margin loans to their customers.

In order to obtain the requisite license from the SFB, a securities firm must satisfy the following requirements:

- Paid-in capital. The firm must have the minimum paid-in capital required to conduct each of its businesses. The amount of paid-in capital required is NT$400 million, NT$400 million and NT$200 million for underwriting, dealing and brokerage businesses, respectively, and an additional NT$30 million is required for every branch office maintained by the firm.

- Deposits. The firm must maintain a specified amount of "business guarantee funds" in a bank designated by the SFB and a specified amount of "settlement and clearing funds" with the TSEC. Underwriters, dealers and brokers are required to deposit a minimum of NT$40 million, NT$10 million, and NT$50 million, respectively, in business guarantee funds. Dealers and brokers are required to deposit a minimum of NT$10 million and NT$15 million, respectively, in settlement and clearing funds prior to the commencement of their businesses. In subsequent years the SFB may adjust the amount of settlement and clearing funds from time to time based on the securities firm's transaction volume in the previous year.

- Reserves. Brokers are required to deposit 0.0028% of their monthly turnover into a default loss reserve each month, unless the cumulative amount in such reserve is not less than NT$200 million. Such reserve may only be used to compensate for losses suffered as a result of customer default. Similarly, dealers are required to deposit 10% of their monthly net income from trading activities into a trading loss reserve, unless the cumulative amount in such reserve is not less than NT$200 million. Such reserves may only be used to compensate for trading losses.

In addition to the foregoing, securities firms must also comply with the following procedures:

- Registration of directors and executive officers. The firm must register its directors and executive officers with the TSEC. These directors and executive officers must be approved by the TSEC and meet minimum requirements prescribed by the SFB, including requirements relating to academic qualifications and industry experience.

- Contract. The firm must enter into a contract with the TSEC in connection with the usage of the centralized securities exchange system maintained by the TSEC.

All securities firms are subject to continuing supervision by the SFB. The SFB has promulgated, among many other rules and regulations, the Rules Governing Securities Firms, the Rules Governing Responsible Persons and Associated Persons of Securities Firms, and Criteria Governing the Preparation of Financial Reports by Securities Firms.

The TSEC also exercises regulatory authority over, and has promulgated various rules of conduct for, securities firms participating in the TSEC, including the Operating Rules of the TSEC, Corporate Governance Best-Practice Principles for Securities Firms, Guidelines for Settlement of Collateral by Securities Firms, TSEC Procedures for Handling Default on Settlement Obligations by Securities Firms. The following are examples of the standards that must be adhered to by a securities firm:

- Registered office. The firm must register its business premises, and may not share its business premises with other securities firms.

- Record keeping. The firm must maintain complete accounts and make accurate book entries. Its accounting and financial reports must be prepared in accordance with the ROC Standards for Preparation of Financial Reports of Securities Firms.

- Financial reporting. The firm must produce financial reports that are audited and certified by a certified public accountant, approved by the board of directors of the firm, recognized by the board of supervisors of the firm, and published in a newspaper.

- Use of its own funds by brokers. A broker must deposit its funds in a banking institution. Without the approval of the SFB, a broker may not invest its own funds in non-listed securities. Where a broker's own funds are invested in listed securities, the amount of such investment shall not exceed the maximum amount set by the SFB. A broker may not use its own funds or securities, or funds or securities borrowed from others, to settle securities trades for the account of its customers.

- Inspection of trading record. The firm may not refuse any requests of the TSEC to examine and review its trading certificates, vouchers, books, statements, and contracts.

- Assessment of investment ability. The firm must evaluate its customers' ability to make investment decisions before recommending securities transactions.

- No commingling of funds. The firm must establish a separate bank account used exclusively for settlement purposes.

- Corporate governance best-practice principles for securities firms. The firm must adhere to the following corporate governance best-practice principles jointly adopted specifically for securities firms by the TSEC, GTSM and Chinese Securities Association, in addition to complying with relevant laws and regulations governing corporate entities generally in the ROC:

  - protect shareholders' rights and interests;
  - strengthen the powers of the board of directors;
  - fulfill the functions of the board of supervisors;
  - respect stakeholders' rights and interests; and
  - enhance information transparency.

- Guidelines for settlement of collateral by securities firms. Where the securities provided by the securities firm representing the seller are not eligible and cannot be used for settlement, such firm must borrow securities on a daily basis pursuant to the Measures Governing the Borrowing of Securities as stipulated by the TSEC.

- TSEC procedures for handling default on settlement obligations by securities firms. When a securities firm defaults on its settlement obligations, it will be suspended by the TSEC and the clients and settlement operations of such suspended firm will be transferred to another securities firm appointed by the TSEC pursuant to the TSEC Procedures for Handling Default on Settlement Obligations by Securities Firms.

Attribute 3: Oversight By a Governmental or Self-Regulatory Body

The operation of the TSEC is overseen by the SFB, which has the exclusive authority to inspect the securities market operations and processes of the TSEC. The ROC Securities and Exchange Commission, which was renamed the ROC Securities and Futures Commission in 1997 and the ROC Securities and Futures Bureau recently, was established in 1960 by the ROC government to supervise and regulate all aspects of the domestic securities markets. The following is a summary of the regulatory powers of the SFB:

- Regulatory authority. The SFB is a government agency under the jurisdiction of the FSC. It is designated as the "competent authority" under the ROC Securities and Exchange Law and has extensive regulatory authority over the offering, issuance, trading, clearing and settlement of securities, including the authority to promulgate and amend certain rules and regulations necessary to carry out its duties pursuant to the ROC Securities and Exchange Law. While the SFB has broad rule-making powers under the ROC Securities and Exchange Law, this law requires that certain rules and regulations that are of vital importance to the financial markets of ROC or that may involve multi-disciplinary actions be promulgated by the FSC. For example, the ROC Securities and Exchange Law requires that the regulations governing margin purchases and short sales be drafted by the FSC and approved by the ROC Executive Yuan. In addition, this law also requires that the regulation governing the administration of securities investment trust funds be promulgated by the FSC.

- Scope of authority. The SFB is empowered to curb abuses and violations of laws and regulations through administrative measures, including the issuance of warnings, suspension of activities, imposition of administrative fines and revocation of licenses. It does not have criminal or civil enforcement powers under the ROC Securities and Exchange Law. Criminal actions may be brought by government prosecutors. Upon findings of suspected criminal violations, the SFB may refer such cases directly to the government prosecutors when in possession of concrete evidence. Otherwise, the SFB may refer the case and any relevant information and documents to the Bureau of Investigation of the FSC for further investigation and evidence collection. Civil actions may be brought by plaintiffs who assert that they have suffered damages. While the SFB may act as witnesses in criminal investigations and prosecutions by providing documentary evidence, it does not play a similar role in civil actions. The Securities and Futures Investors Protection Center, an organization established and funded by securities exchanges, securities firms and other enterprises, may instigate class actions on behalf of investors as a group.

- Regulatory authority over stock exchanges. The ROC Securities and Exchange Law gives the SFB the authority to oversee the operation of securities exchanges, such as the TSEC, the GTSM and the TAIFEX, and the operation of securities dealers associations, such as the Chinese Securities Association. Under this law, the standards for the establishment of securities exchanges in Taiwan are drafted by the SFB and approved by the FSC. The SFB have promulgated several regulations applicable to the operation of securities exchanges in Taiwan, including the Rules Governing Stock Exchanges, the Rules Governing Securities Dealers Associations and the Rules Governing Futures Exchanges. Pursuant to the ROC Securities and Exchange Law, the SFB has the power to revoke the license of a stock exchange and sanction its supervisors, directors and officers for violation of applicable laws or regulations.

The TSEC is also a self-regulated organization that oversees the securities transactions and trading activities that take place on and the participants that conduct businesses on the TSEC. In order to carry out its duties, the TSEC may propose new rules or amendments to existing rules governing its own operations which become effective upon the approval of the SFB. The TSEC oversees the implementation and enforcement of certain standards established by the ROC Securities and Exchange Law, including:

- Review of listing applications. The TSEC reviews applications of issuers to list their securities on the TSEC.

- Monitoring of listed companies. The TSEC conducts both regular and unscheduled reviews and audits of the filings of listed companies with respect to their related-party transactions, material information, financial statements and forecasts. In addition, the TSEC also monitors news reports, Internet chat rooms and other media sources for information on listed companies, and may request listed companies to make public announcements or statements of clarification in response. The TSEC may, with the approval of SFB, suspend the trading of the securities of a listed company if the company has, among other things:

  - failed to timely submit required financial statements;

  - failed to make a timely response to a TSEC inquiry with respect to misrepresentations in filings or reports of the company;

  - provided financial statements that materially violated relevant rules and regulations or generally accepted accounting principles and has failed to correct such violations upon request by the TSEC, or provided financial statements with respect to which the company's auditor has failed to issue an opinion or issued an unfavorable opinion; or

  - violated rules regarding the disclosure of material information.

  With the approval of the SFB, the TSEC may delist the securities of a company that has, among other things:

  - materially altered its business scope such that the listing of such company's securities is, in the TSEC's view, no longer appropriate;

  - encountered significant financial difficulties; or

  - made misrepresentations or omissions in the financial statements provided in connection with the original listing, such that the company was not, or is not, as the case may be, in compliance with the listing standards either at the time of listing or at the time of determination.

- Auditing of securities firms. The TSEC assesses the operating risk of each securities firm by examining the relevant market indicators on a weekly and monthly basis and conducting field audits as it deems necessary.

- Market surveillance. The TSEC conducts market surveillance for evidence of insider trading or price manipulation and submits reports to the SFB and law enforcement agencies for legal action. The TSEC has established a dedicated department to conduct market surveillance, under the supervision of a Surveillance Operations Oversight Committee comprising executive officers from the listing, trading, auditing, computer planning, information services and market surveillance departments.

The TSEC is also required to examine, investigate and take certain actions with respect to abnormal trading activities:

- Investigation. If the TSEC detects abnormal trading activities with respect to a listed security, it may request the relevant securities firms and the issuer to provide information regarding such abnormal trading activities, including relevant account information and telephone records. If deemed necessary by the TSEC, the TSEC may publish such information provided by the securities firms or issuer to alert investors.

- Alteration of trading mechanics. If certain abnormal trading may seriously affect the securities markets in general, the TSEC is required to take one or more of the following actions: (a) matching trades in the security in question with manually controlled trade matching terminals; (b) limiting the volume of the security in question that any securities firms can buy or sell; and (c) instructing securities brokers to pre-collect all or a portion of the payment or securities for large trades.

- Reports to the SFB. The TSEC is required to document its investigations and make appropriate reports to the relevant authorities with respect to any illegal activities revealed by such investigations. See below for a discussion of such duty to report.

Attribute 4: Oversight Standards Set by An Existing Body of Law

The ROC Securities and Exchange Law sets the standards for the supervision and regulation of the TSEC by the SFB:

- Promulgation of new regulations. Under the ROC Securities and Exchange Law, the SFB has the power to amend existing regulations and promulgate new regulations relating to oversight of the TSEC.

- Existing regulations. The SFB has promulgated several rules and regulations specifically applicable to the operation of the TSEC, such as the following:

  - Rules Governing Stock Exchanges relating to the direction and supervision of business operations and regulation of the responsible persons and associated persons of the TSEC.

- The TSEC Criteria for Review of Securities Listings setting forth screening criteria for companies that intend to list their securities on the TSEC.
- Operating Rules of the TSEC setting forth standards for the operations of the TSEC in securities trading, securities firm management, financial products listing/de-listing procedures, clearing and settlement, arbitration and penalties for violations.
- TSEC Regulations Governing Implementation of the Stock Market Surveillance System relating to the surveillance of abnormal trading activities in the TSEC.
- TSEC Standards Governing Securities Firm Sites and Facilities setting forth standards for establishing the operating venues and facilities of securities firms.
- Criteria Governing Preparation of Financial Reports by the TSEC setting forth the TSEC's financial reporting standards, in addition to the relevant laws and regulations and generally accepted accounting principles governing the financial reporting of corporate entities in the ROC.

- Periodic reporting. Pursuant to the Rules Governing Stock Exchanges, the TSEC must submit to the SFB its business reports and financial statements within two months of the end of its first semi-annual fiscal period and within four months of the end of its fiscal year. In addition, the TSEC must submit to the SFB its monthly financial statements within ten days of the end of each month.

Attribute 5: Reporting of Securities Transactions on a Regular Basis to a Governmental or Self-Regulatory Body

Under applicable laws and regulations, the TSEC is required to make the following transactional, operational and investigative information available to the SFB or the public:

- Records and documents for inspection by the SFB. The TSEC is required to maintain at its business premises, and submit to the SFB upon request, all papers, accounting books, lists, records, contracts and other relevant documents relating to the listing, trading, monitoring, clearing and settlement of listed securities, as well as those records and documents relating to the financial and business auditing of securities firms.

- Data on securities transactions. Following each market close, the TSEC is required to publicly report data relating to the transactions in each listed security, including trading volume, opening, high, low, and closing prices, change in closing price compared with the most recent trading day and the securities firms that traded in such security. Such data is accessible to the public through designated terminals maintained by the TSEC at its business premises.

- Reports on securities market. The TSEC is required to generate daily, monthly and yearly reports regarding transactions consummated in its centralized securities exchange market at the end of every day, month and year. Such information is published on the TSEC's website.

- Electronic Data Retrieval System. In 2002, the TSEC and GTSM consolidated their respective electronic data submission and retrieval systems and jointly established the Market Observation Post System ("**MOPS**"). All companies listed on the TSEC or quoted on the GTSM, as well as certain other public companies that have paid-in capital exceeding an established threshold, are required to submit their financial, operating and other material information electronically in a timely manner to MOPS. The public may access and download such public company information from the website of MOPS without charge. There is also a MOPS website in English whereby the public may retrieve information relating to public companies with securities issued abroad.

- Abnormal trading activities. The TSEC is required to maintain a complete archive of all records and materials relating to the investigations of abnormal market activities for purposes of future prosecutorial or judicial investigation and verification. If any of the investigations conducted by the TSEC reveals any unlawful activities, the TSEC is required to provide a report on the matter, along with supporting documentation, to the SFB for further investigation. In addition, if instructed by the SFB, the TSEC is also responsible for transferring such matter to the relevant agencies of the ROC government for criminal investigation or prosecution. If the TSEC discovers any abnormal trading in a particular security, it may, if necessary, publish the name of the security and any relevant trading information to alert investors.

- Market rumors. The TSEC is required to investigate market rumors and false media reports, and to publish and disseminate the results of any such investigation through the Market Information System to securities firms, data vendors and the public.

Attribute 6: A System for Exchange of Price Quotations Through Common Communications Media

All securities listed on the TSEC are traded through the Fully Automated Securities Trading System (the "**FAST System**"). The FAST System is a consolidated limit order book trading system whereby only limit orders are accepted. All trading orders are placed through TSEC-licensed securities firms that have exclusive electronic access to the FAST system. Trading orders placed by these securities firms for equity securities are currently processed on a proprietary network of the TSEC, while orders for debt securities are processed on an Internet browser-based network.

The following rules apply to the trading of securities on the FAST System:

- Processing of orders. Orders for trades are processed and executed by the FAST System in accordance with the price and time priority principle. A higher limit price buy order takes precedence over a lower limit price buy order and a lower limit price sell order takes precedence over a higher limit price sell order. An order entered into the system at an earlier time must be executed in full before an order entered at a later time at the same price may be executed.

- Trading during regular hours. Orders may be entered during the half hour immediately before the trading session commences. An opening price that maximizes the trading volume is then chosen based the orders submitted before the trading session. During the regular trading session from 9:00 a.m. to 1:30 p.m., buy and sell orders can interact to determine the execution price in an intra-day continuous auction process. The five best bid and ask prices of any unexecuted orders and the volume of such orders are provided to the securities firms and data vendors via the FAST System and also disseminated in real-time directly to the public through the Market Information System. The market participants may then revise their orders or enter new orders accordingly, which would be matched by the FAST System in accordance with the price and time priority principle.

- Closing price. Given that the closing price of listed securities is widely used by market participants for portfolio valuation and index calculation, the TSEC believes that a more representative closing price than the last matched price of the intra-day continuous auction for any given trading day ought to be adopted. The FAST System is designed to accumulate orders for 5 minutes (from 1:25 p.m. to 1:30 p.m.) before the end of any trading day and automatically sets a closing price that would maximize the matching of the orders received during this closing call auction.

- Daily fluctuation limits and intra-day volatility interruptions. In order to reduce the volatility of listed securities, there is a daily price fluctuation limit of 7% above or below the closing price of the preceding business day for all stocks, exchangeable bonds, convertible bonds, convertible preferred shares, mutual funds and TDRs. For bonds other than exchangeable and convertible bonds, the limit is 5%. The opening prices, the matched prices during regular sessions and the closing prices must fall within the daily price fluctuation limit. The TSEC's centralized computer matching system automatically rejects any orders that exceed such trading limits. Moreover, to further reduce trading volatility, whenever the FAST System detects during the intra-day continuous auction that the potential execution price of a specific stock may fall out of a specified range (currently 3.5%) of the last traded price, order matching for that stock will be postponed for two to three minutes. Securities firms and data vendors are notified of such interruptions through the FAST System, and such information is also disseminated directly to the public via certain television channels, and market participants may then modify their existing orders or enter new orders accordingly. Intra-day volatility interruptions are not applied to opening prices or for the last 10 minutes of regular trading hours (from 1:20 p.m. to 1:30 p.m.).

- Off-hours trading. There are three primary types of off-hours trading: (a) from 2:00 p.m. to 2:30 p.m., market participants may continue to submit buy and sell orders at regular session's closing prices to the FAST System to be matched; (b) from 2:30 p.m. and 3:30 p.m., the FAST System accepts and matches block trade orders, the bid and offer prices of which are fixed at the closing prices of the regular trading session; and (c) from 3:00 p.m. and 4:00 p.m., the FAST System accepts odd-lot orders, the bid and offer prices of which are fixed at 0.5% below the closing prices of the regular trading session.

- Trade reports. Brokers and dealers receive electronic trade reports setting forth transaction details immediately after transactions are consummated. They then notify their clients after receiving such reports.

- Margin trading. Investors that meet certain requirements, including requirements relating to trading experience and financial adequacy, may qualify for margin accounts, which they may open with eligible brokers or securities finance companies. The securities eligible for margin trading are common stocks and mutual funds that have been listed on the TSEC for more than six months, the trading price of which is not overly volatile and the ownership of which is not overly concentrated. If any margin accounts fail to meet the maintenance ratios set by the Central Bank of China and the SFB, margin calls are required to be issued by the brokers or the securities financing companies providing the margin financing. Only traders and investors with margin accounts may conduct short sales or day trades on the TSEC.

- Collection of market data. Data on the TSEC indices and all listed securities, including quotations and trade prices and volumes, are automatically generated and packaged by the FAST System and disseminated to securities firms and data vendors, such as Reuters, Bloomberg, Standard & Poor's, Moneyline, Quick, Bridge, Yahoo! and others, which have contracted for such service. The securities firms and data vendors may then make such data available to their customers with or without charge. In 1987, the TSEC introduced the Market Information System to disseminate real-time trading data directly to the public in a predefined format during trading sessions. When it was first introduced, the Market Information System disseminated market information and trading data through terminals located at the business sites of securities firms. In 2003, the TSEC established a website for the Market Information System, where market information and trading data is made available to the public in real time.

Attribute 7: An Organized Clearance and Settlement System

The Clearing Department of the TSEC clears and settles all trades executed on the TSEC. Trade comparisons are done when trades are executed, and confirmations are sent simultaneously. Electronic clearing reports are sent to the back offices of the brokers and dealers on the trade day (T). The TSEC has adopted the multilateral clearing and T+2 rolling settlement convention.

Since the Taiwan Securities Central Depositary Co., Ltd. ("**TSCD**") was established in 1990, book-entry settlement has been in use. Since 1995, all investors must have a book-entry securities depository account as well as a bank account before executing a trade. In 1996, a securities lending program was established to facilitate the settlement of "out-trades", or unmatched trades due to broker mistakes or investor default.

The steps of clearing and settlement for trades on the TSEC are as follows:

T (Trade and Clearing day)

15:00 The TSEC sends a trade confirmation summary to the brokers and dealers.

21:00 Brokers and dealers adjust customer accounts for out-trades and report to the TSEC and TSCD. TSCD generates a "settlement summary report" for the TSEC and calculates the net balances for brokers and dealers using a multilateral netting computation.

T+1 (Position day)

12:00 Customers settle with brokers and dealers.

18:00 Brokers and dealers deposit securities with TSCD. The TSEC permits delay in the delivery of securities where there are extenuating circumstances and where 120% of the price has been paid in cash to the TSEC as collateral.

T+2 (Settlement day)

10:00 The TSEC instructs its bank to disburse same-day funds to net receiving brokers and dealers and instructs TSCD to credit the securities accounts of receiving brokers and dealers.

Since July 31, 2003, the TSEC and the GTSM have consolidated their settlement systems and net amounts payable and receivable to and from brokers and dealers in one market are netted against such amounts in the other market before final settlement take place.

Securities firms typically enter into a consignment agreement with their principal customers relating to the trading of securities. Any dispute between securities firms and their customers arising out of trading of securities on the TSEC may be settled by arbitration under the Arbitration Act if the parties have so agreed under their consignment agreement.

III. Conclusion

The TSEC has each of the attributes specified in Rule 902(b)(2) for designation as a "designated offshore securities market". Based upon the foregoing, we hereby request, on behalf of the TSEC, that the Commission designate the TSEC as a "designated offshore securities market" within the meaning of Rule 902(b).

If you have any questions or require additional information regarding this application, please do not hesitate to contact the undersigned. Additional information may also be obtained from the websites maintained by the TSEC (http://www.tse.com.tw) and the SFB (http://www.sfb.gov.tw and http://www.selaw.com.tw).

Yours faithfully,

Show-Mao Chen/mep

Show-Mao Chen